Exhibit 11







                                 PORTEC, Inc.

                  COMPUTATION OF NET INCOME PER COMMON SHARE





                                             Year Ended December 31,

                                      1996            1995            1994


Average shares outstanding         4,576,358       4,596,469       4,572,468


Net income                        $6,891,000      $2,898,000      $6,825,000

Per share amount                  $     1.50      $      .63      $     1.49